

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

> **Re: Liberated Syndication, Inc.**
> **Preliminary Proxy Statement**
> **Filed August 8, 2019 by Camac Fund, LP, Camac Partners, LLC, Camac**
> **Capital, LLC, Eric Shahinian, Michael Cricenti, Simeon McMillan, Adam**
> **Pincus and Bradley M. Tirpak**
> **File No. 000-55779**

Dear Mr. Schnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposals 4A-4E, page 13

1. With a view toward revised disclosure, please tell us how the board size will be increased from the current four members to the election of five nominees. Is there any board or shareholder action required pursuant to the company's organizational documents to effect such increase?

2. Please describe the effects of the removal of all of the company's directors without the election of any of your nominees on the management and operations of the company.

3. Please revise your disclosure to explain what you mean in the penultimate paragraph of this section by stating that you will take any action necessary so that four of your

nominees are appointed to the board in the event of a tie between nominees.

Proposal 5, page 17

4.   State whether the elimination of bylaw 3.03 would result, under Nevada law, in the security holders having the ability to classify the board unilaterally.

Voting and Voting Procedures, page 19

5.   We note that your proposals will only be voted upon after a quorum has been determined to be present by the inspector of elections. Thus, please revise your disclosure to describe the quorum required before a vote is taken on any proposal and explain how a vote on proposal 6 will have any effect on the quorum necessary for this special meeting.

Certain Effects of the Solicitation, page 27

6.   Please revise your disclosure to describe any company obligations under the employment agreements for Mr. Spencer and Mr. Busshaus on the assumption that the removal of the company's entire board of directors and election of new individuals constitutes a change of control under those agreements.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions